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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            APEX SILVER MINES LIMITED
                     ---------------------------------------
                                (Name of Issuer)


                         Ordinary Shares, $.01 par value
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                   GO474 10 3
       -----------------------------------------------------------------
                                 (CUSIP Number)


                             Stephen R. Nelson, Esq.
                         Moore Capital Management, Inc.
                           1251 Avenue of the Americas
                               New York, New York
                                      10020
                                 (212) 782-7102
       -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 1, 1997
       -----------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].






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SCHEDULE 13D

CUSIP No. GO474 10 3

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Moore Capital Management, Inc.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        Not Applicable                a[ ]
                                      b[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
             OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
             Connecticut

                             7.     SOLE VOTING POWER
                                        None

                             8.     SHARED VOTING POWER
 NUMBER OF
  SHARES                            1,477,475
BENEFICIALLY
 OWNED BY
   EACH                      9.     SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                                None
   WITH
                             10.    SHARED DISPOSITIVE POWER

                                        1,477,475

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,477,475

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                         [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.9%

14.     TYPE OF REPORTING PERSON*
        CO, IA




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SCHEDULE 13D

CUSIP No. GO474 10 3

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Louis M. Bacon

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        Not Applicable                a[ ]
                                      b[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
               OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

6..     CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.

                             7.     SOLE VOTING POWER

                                        None

                             8.     SHARED VOTING POWER
 NUMBER OF
  SHARES                            1,767,500
BENEFICIALLY
 OWNED BY
   EACH                      9.     SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                               None
   WITH

                             10.    SHARED DISPOSITIVE POWER

                                       1,767,500

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,767,500

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.5%

14.     TYPE OF REPORTING PERSON*
        IN, IA




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SCHEDULE 13D

CUSIP No. GO474 10 3

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Moore Global Investments, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        Not Applicable                a[ ]
                                      b[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
               WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               British Virgin Islands

                             7.     SOLE VOTING POWER

                                        None

                             8.     SHARED VOTING POWER
 NUMBER OF
  SHARES                            1,477,475
BENEFICIALLY
 OWNED BY
   EACH                      9.     SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                               None
   WITH

                             10.    SHARED DISPOSITIVE POWER

                                    1,477,475

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,477,475

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.9%

14.     TYPE OF REPORTING PERSON*
        CO




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Item 1.        Security and Issuer

               This statement on Schedule 13D (the "Statement") relates to the Ordinary Shares, par value $.01 per share (the "Ordinary Shares"), of Apex Silver Mines Limited, a Cayman Islands corporation (the "Company"). The registered office of the Company is located at Caledonian House, Ground Floor, Mary Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

Item 2.        Identity and Background

               The Statement is being filed by (1) Moore Capital Management, Inc., a Connecticut corporation ("MCM"), (2) Louis M. Bacon, a United States citizen, in his capacity as Chairman and Chief Executive Officer, director and controlling shareholder of MCM ("Mr. Bacon"), and (3) Moore Global Investments, Ltd., a British Virgin Islands corporation ("MGI"). MCM, Mr. Bacon and MGI are sometimes collectively referred to herein as the "Reporting Persons".

               MCM, a registered commodity trading advisor and member of the National Futures Association, serves as discretionary investment manager to MGI, a non-U.S. investment company, and other investment funds. The principal occupation of Mr. Bacon is the direction of the investment activities of MCM and its affiliates, carried out in his capacity of Chairman and Chief Executive Officer of such entities. In this capacity, Mr. Bacon may be deemed to be the beneficial owner of the Ordinary Shares held for the account of MGI and for the account of a U.S. partnership (the "Fund"), the general partner of which is an



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entity controlled by Mr. Bacon. The principal offices of MCM are located at 1251
Avenue of the Americas, New York, New York 10020, which is also the business address of Mr. Bacon. The principal offices of MGI are located at c/o Citco Fund Services (Bahamas) Ltd., The Bahamas Financial Centre, P.O. Box CB-13136,
Nassau, Bahamas. Schedule I lists the name, business address, citizenship, position and present principal occupation of the directors and executive officers of each of MCM and MGI.

               During the last five years, none of the Reporting Persons or, to their knowledge, any of the persons listed on Schedule I has been: (a) convicted in a criminal proceeding, or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Item
3. Sources and Amounts of Funds or Other Consideration MGI and the Fund expended an aggregate of approximately $16,630,000 of working capital to purchase the 1,767,500 Ordinary Shares held by them. MGI and the Fund may effect purchases of securities through margin accounts maintained for them with brokers who extend margin credit to MGI and the Fund as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and such firms' credit policies. The Ordinary Shares that



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may be held in these margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.        Purpose of Transaction

               The acquisition of the Ordinary Shares for the account of MGI and the Fund was for investment purposes. Each of MCM and Mr. Bacon may direct further purchases of Ordinary Shares from time to time or the disposition of any or all of the Ordinary Shares held by MGI or the Fund.

               None of the Reporting Persons nor, to the best of their knowledge, the persons listed in Schedule I have any present plans or proposals that relate to or would result in any of the actions required to be described in
Item 4 of Schedule 13D. MCM or Mr. Bacon may, at any time, review or reconsider its or his position with respect to the Company and, to the extent advisable in light of market conditions, trading policies or other considerations, formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.        Interest in Securities of the Issuer

               (a)-(b) On the date of this Statement:

               (i) Mr. Bacon is deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 1,767,500 Ordinary Shares by virtue of his control of MCM and the general partner of the Fund. Such shares represent 9.5% of the issued and outstanding Ordinary Shares. Also by virtue of his control of MCM and the general partner of the Fund, Mr. Bacon is deemed to share voting power



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and dispositive power over the Ordinary Shares held by MGI and the Fund.

               (ii) MCM is deemed to have Beneficial Ownership of 1,477,475 Ordinary Shares by virtue of its position as discretionary investment manager of MGI. Such shares represent 7.9% of the issued and outstanding Ordinary Shares. MCM is vested with the power to direct disposition of the Ordinary Shares held by MGI and shares with MGI and Mr. Bacon voting power over such Ordinary Shares.

               (iii) MGI has Beneficial Ownership of 1,477,475 Ordinary Shares held by it. Such shares represent 7.9% of the issued and outstanding Ordinary Shares. MGI currently does not exercise dispositive power over such shares but could obtain such power within 60 days if MGI exercised its right to terminate its trading advisory agreement with MCM.

               The percentages used herein are calculated based upon the 18,601,544 Ordinary Shares stated to be issued and outstanding as of November 25, 1997, as reflected in the Company's Prospectus dated November 25, 1997 included as part of the Company's Registration Statement on Form S-1 (File No. 333-34685).

               To the best knowledge of the Reporting Persons, none of the persons named in Schedule I, other than Mr. Bacon, has or is deemed to have Beneficial Ownership of the Ordinary Shares.

               (c) On December 1, 1997, MGI and the Fund purchased from the Company 796,875 and 140,625 Ordinary Shares, respectively, at a price per share of $11. Such purchases were



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the only transactions effected by the Reporting Persons with respect to Ordinary
Shares within the past 60 days.

               (d) The shareholders of MGI and the partners of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares held for the account of MGI and the Fund, respectively.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

               In connection with the acquisition of certain of the Ordinary Shares held by them, MGI and the Fund entered into a Shareholders' Agreement dated as of August 6, 1996 with the Company and certain others persons (as amended, the "Shareholders' Agreement"), which agreement and an amendment thereto are filed as Exhibit B and Exhibit C hereto respectively, and are incorporated herein by reference. With respect to the Ordinary Shares to which it relates, the Shareholders' Agreement sets forth the terms of voting and transfer rights and restrictions of various classes of holders, preemptive rights, and agreements of holders in connection with a sale of the Company. The foregoing description of the terms of the Shareholders' Agreement is qualified in its entirety by reference to the specific provisions of such agreement, which is filed as Exhibit B and Exhibit C hereto.

               From time to time each of the Reporting Persons, may lend portfolio securities to brokers, banks or other financial



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institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable law, each Reporting Person may borrow the Ordinary Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as set forth herein, the Reporting Persons and the Fund do not have any contracts, arrangements, understandings or relationships with respect to any Ordinary Shares.

Item 7. Material to be Filed as Exhibits

               Exhibit A:  Joint Filing Agreement among the Reporting Persons.

               Exhibit B: Shareholders' Agreement dated as of August 6, 1996 among the Company, MGI, the Fund and certain other persons.

               Exhibit C: Form of Consent dated March 27, 1997 to amend the Shareholders' Agreement executed by each of MGI and the Fund.




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Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. December 1, 1997

                         MOORE CAPITAL MANAGEMENT, INC.

                                 By:    /s/ Louis M. Bacon
                                        -------------------------------
                                        Name: Louis M. Bacon
                                        Title: Chief Executive Officer


                                          /s/ Louis M. Bacon
                                        -------------------------------
                                              Louis M. Bacon




                         MOORE GLOBAL INVESTMENTS, LTD.

                                 By:



                                        By:    /s/ Ruth Beneby/Carl O'Connell
                                        -------------------------------------
                                        Name:  Inter Caribbean Services
                                               (Bahamas) Ltd.
                                        Title:  Administrative Director








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Schedule I
----------

(a) Set forth below is the name, position with Moore Capital Management, Inc. ("MCM") and present principal occupation of the directors and executive officers of MCM. The business address of each such person is 1251 Avenue of the Americas, New York, New York 10020. Each such person is a United States citizen.

Name and Position with MCM          Present Principal Occupation
--------------------------          ----------------------------

Louis M. Bacon, Director,           Chief Executive Officer of
Chairman & Chief Executive          MCM and affiliates
Officer

M. Elaine Crocker, Director         President of MCM and affiliates
& President

Stanley Shopkorn, Director          Managing Director of Equities
                                    Trading for MCM and affiliates

Chris Pia, Director                 Managing Director of
                                    Foreign Exchange, Futures and Fixed Income
                                    Execution for MCM and affiliates

Richard Axilrod, Director           Director of Fixed Income Trading
                                    for MCM and affiliates

Kevin F. Shannon, Director,         Chief Financial Officer of MCM
CFO and Treasurer                   and affiliates

Stephen R. Nelson, Director,        General Counsel of MCM and
General Counsel, Vice President     affiliates
and Secretary

(b) Set forth below is the name, position with Moore Global Investments Ltd. ("MGI"), business address, citizenship or place of organization and present principal occupation or business of the directors of MGI.

Name, Business Address and
Citizenship or Place of             Position              Present Principal
Organization                        with MGI              Occupation
--------------------------          --------              -----------------

Anthony Stocks                      Director              Director of the
Citco Fund Services (Curacao)                             International Fund
N.V.                                                      Services division of
Kaya Flamboyan 9                                          Citco Group Ltd.
P.O. Box 812
Willemstad, Curacao
Netherlands Antilles
     Citizen:  British




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Charles Hansard                     Director              Managing Director
BBV Latinvest Securities Limited                          of Kingsfort Limited
1 Angel Court
London
England EC2R 7HJ
     Citizenship:  Irish

Michael J.D. Dee                    Director              Chairman of Europlan
Europlan Financial Services                               Continuation Limited
Limited
Lister House
35 The Parade, St. Helier
Jersey, JE2 3QQ Channel Islands
     Citizenship:  British

Robert Voges                        Director              Executive Director
Curacao International Trust                               and Vice President
Company N.V.                                              of Citco Group
De Ruyterkade 62                                          Limited
P.O. Box 812
Willemstad, Curacao
Netherlands, Antilles
     Citizen:  Curacao

*Inter Caribbean Services
(Bahamas) Ltd.                      Director              Member of Citco
The Bahamas Financial Centre                              Group Ltd.
P.O. Box CB-13136                                         providing director
Nassau, Bahamas                                           services to
     Organized:  Bahamas                                  clients to Citco




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